

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 16, 2011

Via E-Mail

Longhua Piao
Chairman and Chief Executive Officer
WSP Holdings Limited
No. 38 Zhujiang Road
Xinqu, Wuxi
Jiangsu Province
People's Republic of China

> **Re: WSP Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed September 14, 2011**
> **File No. 1-33840**
> **Response Letter filed November 3, 2011**

Dear Mr. Piao:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 4
We may be unable to prevent possible resales or transfers of our products…, page 12
Internal control over distribution of our products, page 58

1. We note your response to comment 1 in our letter dated September 30, 2011. In future filings, please identify Sudan and any other U.S.-designated state sponsor of terrorism, as applicable, when you discuss "Sanctions Targets" in which your products are sold.

2. Please refer to comment 3 in our letter dated September 30, 2011. We note the disclosure on page 32 that CNPC accounted for 23.7%, 35.4% and 20.2% of your revenues in fiscal 2008, 2009 and 2010, respectively, and that Sinopec was among your top five customers in each of those years. We note also the

negative publicity and divestment-related activity to which we referred in our prior comment 3. In light of these factors, please expand your risk factor disclosure in future filings to discuss the possibility that your reputation and the value of your shares and/or ADSs would be negatively impacted by investor sentiment regarding CNPC and Sinopec, because of your significant relationships with those companies. Provide us with your expanded risk factor language.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance